UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 2)*


                              TRAILER BRIDGE, INC.
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    892782103
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                                 (CUSIP Number)

                    William G. Gotimer, Jr., General Counsel
                              Trailer Bridge, Inc.
                           10405 New Berlin Road East
                           Jacksonville, Florida 32226
                                 (904) 751-7100
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 21, 2005
      --------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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CUSIP No. 892782103


================================================================================
   1       NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           John D. McCown
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   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                        (b)  [ ]

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   3       SEC USE ONLY

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   4       SOURCE OF FUNDS*

           Not Applicable
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   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

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   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
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        NUMBER OF                 7   SOLE VOTING POWER

          SHARES                      1,442,400
                                ------------------------------------------------
       BENEFICIALLY               8   SHARED VOTING POWER

         OWNED BY                     129,200
                                ------------------------------------------------
           EACH                   9   SOLE DISPOSITIVE POWER

        REPORTING                     1,442,400
                                ------------------------------------------------
          PERSON                 10   SHARED DISPOSITIVE POWER

           WITH                       129,200
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  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,571,600
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  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                          [ ]

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  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            13.4%
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  14       TYPE OF REPORTING PERSON*

            IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
================================================================================

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CUSIP No. 892782103


Item 1.  Security and Issuer.

         This Amendment No. 2 to Schedule 13D relates to the Common Stock of the following corporation (the "Issuer"):

                  Trailer Bridge, Inc.
                  10405 New Berlin Road East
                  Jacksonville, FL 32226

Item 2.  Identity and Background

         This Amendment No. 2 to Schedule 13D is filed on behalf of John W. McCown, whose address is 157 E. 57th Street, Suite 19D, New York, NY 10022.

         Mr. McCown is the Chairman of the Board, President and Chief Executive Office of the Issuer.

         During the last five years, Mr. McCown has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, Mr. McCown has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state security laws or finding any violation with respect to such laws.

         Mr. McCown is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         Mr. McCown paid the exercised price for the 314,000 shares described in
Item 4 using funds borrowed through a margin account with Jefferies & Company, Inc.


Item 4.  Purpose of Transaction.

         On July 21, 2005, Mr. McCown exercised an option to acquire 314,000 shares of Common Stock held by the Estate of Malcom P. McLean at a price of $0.95 per share. Mr. McCown acquired the shares for investment purposes. Mr. McCown has no present plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional Common Stock of the Issuer, or the disposition of Common Stock of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

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CUSIP No. 892782103


         (g) Any changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of Common Stock of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity Common Stock of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

                  (a) and (b)   Mr. McCown beneficially owns an aggregate of
         1,571,600 shares of the Common Stock, constituting approximately 13.4% of the 11,767,588 shares outstanding as of June 30, 2005, which includes the right to acquire 628,000 shares of Common Stock pursuant to an immediately exercisable option. Such Common Stock and rights to acquire Common Stock consist of the following:

                                (i) 794,700 shares (approximately 6.8% of the total number of shares outstanding) are owned beneficially by Mr. McCown. Mr. McCown has sole dispositive and voting power over such shares.

                                (ii) 628,000 shares (approximately 5.3% of the total number of shares outstanding) are held by the estate of Malcom P. McLean and may be deemed beneficially owned by Mr. McCown, who holds a presently exercisable option to acquire all of such shares.

                                (iii) 2,800 shares (constituting less than 1% of the total number of shares outstanding) are held by Mr. McCown's son. Mr. McCown shares voting and dispositive power with respect to the shares and thus may be deemed the beneficial owner of such shares.

                                (iv) 2,800 shares (constituting less than 1% of the total number of shares outstanding) are held by Mr. McCown's daughter. Mr. McCown shares voting and dispositive power with respect to the shares and thus may be deemed the beneficial owner of such shares.

                                (v) 123,600 shares (approximately 1.1% of the total number of shares outstanding) are held by Mr. McCown's spouse. Mr. McCown shares voting and dispositive power with respect to the shares and thus may be deemed the beneficial owner of such shares.

                                (vi) 19,700 shares (constituting less than 1% of the total number of shares outstanding) are held by Mr. McCown's individual retirement account (IRA). Mr. McCown has sole voting and dispositive power with respect to the shares and thus may be deemed the beneficial owner of such shares.

                  (c) During the 60 day period ended as of the date hereof, the only transactions in the Common Stock effected by the Reporting Person were the following:

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CUSIP No. 892782103


                                (i) the purchase of 314,000 shares from the Estate of Malcom P. McLean pursuant to the option exercise on July 21, 2005 described above, at a price of $0.95 per share;

                                (ii)    the purchase of 400 shares of Common
                        Stock in the open market on August 4, 2005 at $8.85 per share.

                  (d) Any dividends on the 628,000 shares of the Common Stock (constituting 5.3% of the total number of shares outstanding) owned by the McLean estate and the proceeds of the sale thereof will be paid to the McLean estate or a related testamentary trust. Any dividends on the 2,800 shares of the Common Stock (constituting less than 1% of the total number of shares outstanding) owned by Mr. McCown's daughter and the proceeds of the sale thereof will be paid to Mr. McCown's daughter. Any dividends on the 2,800 shares of the Common Stock (constituting less than 1% of the total number of shares outstanding) owned by Mr. McCown's son and the proceeds of the sale thereof will be paid to Mr. McCown's son. Any dividends on the 123,600 shares of the Common Stock (constituting 1.1% of the total number of shares outstanding) owned by Mr. McCown's spouse and the proceeds of the sale thereof will be paid to Mr. McCown's spouse. No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Common Stock.

                  (e)   Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The 314,000 shares of Common Stock acquired upon partial exercise of the option reported above are held by Mr. McCown in a standard margin account with Jefferies & Company, Inc. The option exercised by Mr. McCown covers an additional 628,000 shares of Common Stock of the Issuer with an option exercise price of $0.95 per share. McLean granted the option to Mr. McCown, the Chairman and Chief Executive Officer of the Issuer, in May 1997. The option, to which the Estate succeeded by operation of law upon Mr. McLean's death, expires in May 2007.

         F. Duffield Meyercord, the Executor of the Estate of Malcom P. McLean, holds the stock certificates representing the 628,000 optioned shares as Escrow Agent pursuant to an Escrow Agreement dated July 23, 2004, as security for the Estate's performance of the option.

Item 7.  Material to be Filed as Exhibits

         Exhibit 99.1 Option Agreement dated May 21, 1997 by and between Malcom
P. McLean and John D. McCown (incorporated by reference from Amendment No. 1 to
Schedule 13D of F. Duffield Meyercord).

         Exhibit 99.2 Escrow Agreement dated July 23, 2004 between F. Duffield Meyercord and John D. McCown (incorporated by reference from Amendment No. 1 to
Schedule 13D of F. Duffield Meyercord).




            [The remainder of this page is intentionally left blank.]


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CUSIP No. 892782103



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 15, 2005


                                        /s/ John D. McCown
                                        ----------------------------------------
                                        John D. McCown






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